Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Statement Regarding Computation of Ratios

		Six Months Ended
		June 30,
(dollars in thousands)		2006		2005
Earnings:
1.	Income Before Income Taxes	$143,441		$144,819
2.	Plus: Fixed Charges Including Interest on Deposits	74,114		42,566
3.	Earnings Including Fixed Charges and Including Interest on Deposits	217,555		187,385
4.	Less: Interest on Deposits	44,289		25,181
5.	Earnings Excluding Interest on Deposits	$173,266		$162,204

Fixed Charges:
6.	Fixed Charges Including Interest on Deposits	$74,114		$42,566
7.	Less: Interest on Deposits	44,289		25,181
8.	Fixed Charges Excluding Interest on Deposits	$29,825		$17,385

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)		2.9	x	4.4	x
Excluding Interest on Deposits (Line 5 divided by Line 8)		5.8	x	9.3	x